

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Pauline Carson
Chief Executive Officer
Accel Liquid Gels, Inc.
5308 W. Cygnus Hill Cove
West Jordan, UT 84081

> **Re: Accel Liquid Gels, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2022**
> **Filed September 13, 2022**
> **File No. 333-258166**

Dear Pauline Carson:

We issued comments on the above captioned filing on March 6, 2023. On November 7, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing